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                             April 1, 2024

       Ryan Frazier
       Chief Executive Officer
       Arrived Debt Fund, LLC
       1700 Westlake Ave North, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived Debt Fund,
LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 18,
2024
                                                            File No. 024-12390

       Dear Ryan Frazier:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

       Amendment No. 2 to Form 1-A

       Cover Page

   1. We acknowledge your revised disclosures in response to prior comment 1. Please revise your disclosures on the
cover page, and elsewhere as appropriate, to clarify how much of your total offering
amount is allocated for the distribution reinvestment portion of the
                                                        Plan.
       Plan of Distribution
       Direct Share Purchase Component of the Plan, page 117

   2. We acknowledge your response to prior comment 1, including your statement that approximately 3 days
prior to each transaction pursuant to the DRIP, participating shareholders will
receive an email via the Arrived Platform with an option to cancel their investment. We also
note your statement on page 115 that you will file a Form 1-U once
 Ryan Frazier
Arrived Debt Fund, LLC
April 1, 2024
Page 2
      the Plan becomes available. Please revise to disclose whether investors will be provided with a link to the then-current offering circular at the time of the first investment after the
      DRIP becomes available. Please also explain to us how your current proposed approach will (i) permit investors to provide you with an affirmative confirmation of purchase at the time of each new investment, and (ii) allow you to confirm your eligibility at the time of each investment, in accordance with the requirements of Rule 251. We also refer to your statement that investors will have an option to update their qualified purchaser status.
      Please revise to clarify whether this is an affirmative confirmation by the investor of its qualified purchaser status prior to each additional investment through the Plan.
       Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,
FirstName LastNameRyan Frazier
                                                             Division of
Corporation Finance
Comapany NameArrived Debt Fund, LLC
                                                             Office of Real
Estate & Construction
April 1, 2024 Page 2
cc:       Mark Schonberger
FirstName LastName